UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

HAMPTON ROADS BANKSHARES, INC.
(Name of Issuer)

COMMON STOCK
 (Title of Class of Securities)

409321106
 (CUSIP Number)

Anchorage Capital Group, L.L.C.
(Formerly Anchorage Advisors, L.L.C.)
610 Broadway
6th Floor
New York, NY 10012
Tel: 212-432-4650
Attention: Anne-Marie Kim, Esq.

Copy to:

Milbank, Tweed, Hadley & McCloy LLP
1 Chase Manhattan Plaza
New York, New York 10005
Tel: (212) 530-5000
Attention: Thomas C. Janson, Esq.

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 409321106	13D
1.	NAMES OF REPORTING PERSONS ANCHORAGE ADVISORS MANAGEMENT, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCES OF FUNDS AF(1) (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,861,753.80(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,861,753.80(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,861,753.80(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.75%(3)
14.	TYPE OF REPORTING PERSON OO, HC

(1)  Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Includes 667,745 Common Shares issuable pursuant to the Non-Contingent Warrant (as defined in the Schedule 13D) but does not include (a) 333,873 Common Shares issuable pursuant to the Contingent Warrant (as defined in the Schedule 13D) or (b) any Common Shares that may be purchased by ACMO-HR, L.L.C. in the Capital Raise (as defined in the Schedule 13D).

(3)  Calculation is based upon 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in HRB’s 10-Q filed on May 9, 2012.

CUSIP No. 409321106	13D
1.	NAMES OF REPORTING PERSONS ANCHORAGE CAPITAL GROUP, L.L.C. (FORMERLY ANCHORAGE ADVISORS, L.L.C.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCES OF FUNDS AF(1) (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,861,753.80(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,861,753.80(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,861,753.80(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.75%(3)
14.	TYPE OF REPORTING PERSON OO, IA

(1)  Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Includes 667,745 Common Shares issuable pursuant to the Non-Contingent Warrant (as defined in the Schedule 13D) but does not include (a) 333,873 Common Shares issuable pursuant to the Contingent Warrant (as defined in the Schedule 13D) or (b) any Common Shares that may be purchased by ACMO-HR, L.L.C. in the Capital Raise (as defined in the Schedule 13D).

(3)  Calculation is based upon 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in HRB’s 10-Q filed on May 9, 2012.

CUSIP No. 409321106	13D
1.	NAMES OF REPORTING PERSONS ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCES OF FUNDS WC(1) (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,861,753.80(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,861,753.80(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,861,753.80(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.75%(3)
14.	TYPE OF REPORTING PERSON OO

(1)  Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Includes 667,745 Common Shares issuable pursuant to the Non-Contingent Warrant (as defined in the Schedule 13D) but does not include (a) 333,873 Common Shares issuable pursuant to the Contingent Warrant (as defined in the Schedule 13D) or (b) any Common Shares that may be purchased by ACMO-HR, L.L.C. in the Capital Raise (as defined in the Schedule 13D).

(3)  Calculation is based upon 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in HRB’s 10-Q filed on May 9, 2012.

CUSIP No. 409321106	13D
1.	NAMES OF REPORTING PERSONS ACMO-HR, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCES OF FUNDS AF(1) (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,861,753.80(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,861,753.80(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,861,753.80(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.75%(3)
14.	TYPE OF REPORTING PERSON PN

(1)  Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Includes 667,745 Common Shares issuable pursuant to the Non-Contingent Warrant (as defined in the Schedule 13D) but does not include (a) 333,873 Common Shares issuable pursuant to the Contingent Warrant (as defined in the Schedule 13D) or (b) any Common Shares that may be purchased by ACMO-HR, L.L.C. in the Capital Raise (as defined in the Schedule 13D).

(3)  Calculation is based upon 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in HRB’s 10-Q filed on May 9, 2012.

CUSIP No. 409321106	13D
1.	NAMES OF REPORTING PERSONS ANTHONY L. DAVIS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCES OF FUNDS AF(1) (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,861,753.80(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,861,753.80(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,861,753.80(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.75%(3)
14.	TYPE OF REPORTING PERSON IN, HC

(1)  Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Includes 667,745 Common Shares issuable pursuant to the Non-Contingent Warrant (as defined in the Schedule 13D) but does not include (a) 333,873 Common Shares issuable pursuant to the Contingent Warrant (as defined in the Schedule 13D) or (b) any Common Shares that may be purchased by ACMO-HR, L.L.C. in the Capital Raise (as defined in the Schedule 13D).

(3)  Calculation is based upon 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in HRB’s 10-Q filed on May 9, 2012.

CUSIP No. 409321106	13D
1.	NAMES OF REPORTING PERSONS KEVIN M. ULRICH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCES OF FUNDS AF(1) (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,861,753.80(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,861,753.80(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,861,753.80(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN ORDINARY SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.75%(3)
14.	TYPE OF REPORTING PERSON IN, HC

(1)  Funds for all purchases of Common Shares (as defined in the Schedule 13D) beneficially owned by the Reporting Persons (as defined in the Schedule 13D) have been made out of the working capital of Anchorage Capital Master Offshore, Ltd.

(2) Includes 667,745 Common Shares issuable pursuant to the Non-Contingent Warrant (as defined in the Schedule 13D) but does not include (a) 333,873 Common Shares issuable pursuant to the Contingent Warrant (as defined in the Schedule 13D) or (b) any Common Shares that may be purchased by ACMO-HR, L.L.C. in the Capital Raise (as defined in the Schedule 13D).

(3)  Calculation is based upon 34,561,145 shares of Common Stock outstanding as of April 30, 2012 as reported in HRB’s 10-Q filed on May 9, 2012.

SCHEDULE 13D/A

This Amendment No. 2 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the United States Securities and Exchange Commission (the “SEC”) on October 12, 2010 (the “Original Schedule 13D”) and the Schedule 13D/A filed by the Reporting Persons with the SEC on December 28, 2010 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Shares”), of Hampton Roads Bankshares, Inc., a Virginia corporation (“HRB”).  HRB’s principal executive offices are located at 999 Waterside Drive, Suite 200, Norfolk, VA 23510.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby amended as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 21, 2012, HRB entered into a definitive agreement (the “Standby Purchase Agreement”) with Carlyle, ACMO and CapGen (together, the “Investors”) for the sale to the Investors of an aggregate of $50 million of Common Shares at $0.70 per share (the “Private Placement”).  Following the closing of the Private Placement, HRB will conduct a $45 million rights offering that will allow its shareholders other than the Investors to purchase up to their full pro-rata portion of the total $95 million capital raise at $0.70 per share (the “Rights Offering”).  Under the Standby Purchase Agreement, the Investors agreed to serve as standby purchasers of all or a portion of the shares offered but not purchased in the Rights Offering (the “Standby Purchase Commitment”). The Private Placement and the Rights Offering (including the Standby Purchase Commitment) are herein collectively referred to as the “Capital Raise”. The Private Placement and the Standby Purchase Commitment are subject to certain terms and conditions as described under Item 6 of this Amendment No. 2.

The additional Common Shares being acquired by ACMO in the Capital Raise are being acquired for investment purposes and such acquisition is not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of HRB.  At the completion of the Capital Raise, ACMO will hold no more 24.9% of the voting stock of HRB.

The foregoing references to and description of the Standby Purchase Agreement are not intended to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Standby Purchase Agreement, attached hereto as Exhibit 5 and incorporated by reference into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.

The response to Item 6 is hereby amended and supplemented by the following:

On May 21, 2012, ACMO entered into the Standby Purchase Agreement with HRB.  Subject to the terms and conditions of the Standby Purchase Agreement, ACMO agreed to purchase 19,197,431 Common Shares at a price of $0.70 per share in the Private Placement.  ACMO and the other Investors have agreed to surrender their warrants to purchase Common Shares (including, with respect to ACMO, the Warrants) to HRB at the closing of the Private Placement.  Assuming the purchase of 52,231,141 Common Shares by the other Investors and the surrender of warrants held by the Investors, ACMO will own 24.9% of the outstanding Common Shares upon consummation of the Private Placement.  HRB has agreed to pay ACMO a $1,000,000 commitment fee in consideration of ACMO’s fulfillment of all of its obligations in connection with the Private Placement.

Under the terms of the Standby Purchase Agreement, ACMO, along with Carlyle and CapGen, has agreed not to participate in the Rights Offering.  In lieu of their participation in the Rights Offering, the Investors will serve as standby purchasers of all or a portion of the Common Shares not subscribed for in the Rights Offering at a price of $0.70 per share.  The terms of the Standby Purchase Agreement and regulatory restrictions prohibit ACMO from purchasing any Common Shares to the extent that such purchase would result in ACMO beneficially owning greater than 24.9% of the outstanding Common Shares.  The number of Common Shares ACMO may purchase as a standby purchaser will also depend on the level of shareholder participation in the Rights Offering.  As a result of the foregoing, the maximum number of Common Shares that may be purchased by ACMO as a standby purchaser is 16,007,143 shares.

The foregoing references to and description of the Standby Purchase Agreement are not intended to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Standby Purchase Agreement, attached hereto as Exhibit 5 and incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 5
Standby Purchase Agreement, dated as of May 21, 2012, by and among Hampton Roads Bankshares, Inc., Carlyle Financial Services Harbor, L.P., CapGen Capital Group VI LP and ACMO-HR, L.L.C. (incorporated herein by reference to Appendix A of the Proxy Statement filed on Schedule 14A filed by Hampton Roads Bankshares, Inc. on May 21, 2012).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 23, 2012

ANCHORAGE ADVISORS MANAGEMENT, L.L.C.

By:	/s/ Kevin M. Ulrich
Name:	Kevin M. Ulrich
Title:	Managing Member

ANCHORAGE CAPITAL GROUP, L.L.C.

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

ANCHORAGE CAPITAL MASTER OFFSHORE, LTD.

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Director

ACMO-HR, L.L.C.

By:	Anchorage Capital Master Offshore, Ltd., its sole member

By:	Anchorage Capital Group, L.L.C., its investment manager

By:	/s/ Natalie Birrell
Name:	Natalie Birrell
Title:	Chief Operating Officer

ANTHONY L. DAVIS

/s/ Anthony L. Davis

KEVIN M. ULRICH

/s/ Kevin M. Ulrich